NATIONAL Holdings Corporation

410 PARK AVENUE, 14TH FLOOR

NEW YORK, NY 10022

April 20, 2013

Via Edgar and Federal Express

Ms. Susan Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

RE:	National Holdings Corporation
Form 10-K Filed December 29, 2014 File No. 001-12629

Dear Ms. Hayes:

As Executive Chairman and Chief Executive Officer of National Holdings Corporation, a Delaware corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated April 6, 2015. When used in this letter, the “Company,” “National,” “we,” “us,” and “our” refer to National Holdings Corporation.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reproduced in italics, numbered to correspond with the paragraph numbers assigned in the April 6, 2014 comment letter, and is followed by the corresponding response of the Company. In order to explain to the Staff how the Company intends to comply in the Form 10-K/A for the year ended September 30, 2014 (“Form 10-K/A”) to be filed after further discussion with the Staff, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent proposed additions or modifications to the current disclosures in the Company’s Form 10-K for the year ended September 30, 2014 and proposed deletions are in strikethrough.

Investment Advisory Services, page 7

1.

Please revise this section to describe the advisory services and programs that NAM provides, rather than referencing Form ADV and your program brochure. To the extent that NAM uses either of the Broker-Dealer Subsidiaries for trade execution or other services, please describe the nature of any agreements between these parties, including compensation arrangements and policies relating to the allocation of investment opportunities.

RESPONSE: In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

~~“NAM, through its Investment Advisor Representatives (“IAR’s”), offers advisory services as described in its Form ADV Part 2A brochure to clients in various programs. Additional programs offered through NAM are described in its wrap fee program brochure (a wrap program is an advisory program in which advisory fees and execution fees are bundled, and NAM receives a portion of the wrap fee). Wrap fee and other programs are managed in the same manner. Under such customized engagements, clients authorize NAM to purchase and sell securities on a discretionary or non-discretionary basis (depending on the Program) pursuant to investment objectives chosen by the client. The client’s IAR obtains the necessary financial data from the client, and assists in determining the appropriate program. The IAR provides ongoing investment advice and management that is tailored to the individual needs of the client through a review of the profile and objectives of the client. Depending on the program selected and the client’s profile and objectives, the types of securities that may be purchased or sold include mutual funds, ETFs (including inverse and leveraged ETFs), equities, options, fixed income securities, structured notes, interests in partnerships such as real estate, oil and gas, as well as management of variable annuity subaccounts. Clients generally may impose reasonable restrictions on investing in certain securities or groups of securities. If the client’s instructions are unreasonable or NAM believes the instructions are inappropriate for the client, we will notify the client that, unless the instructions are modified, we may terminate the client’s advisory agreement. NAM cannot accept instructions that prohibit or restrict the investment advisor of an open-end or closed-end mutual fund or exchange-traded fund, with respect to the purchase or sale of specific securities or types of securities within the mutual fund. Execution services are provided by an affiliated or unaffiliated broker-dealer.~~

~~NAM provides investment advisory services to private funds. The detailed terms, strategies, and risks applicable to investors in the private funds are described in the private fund’s organizational documents and offering memorandum. NAM does not recommend fund interests for client advisory accounts.”~~

“National Asset Management, Inc. (“NAM”), a wholly owned subsidiary of NHLD and an SEC-registered investment advisor, offers advisory services described below to clients in various programs.  Under such customized engagements, clients authorize NAM to purchase and sell securities on a discretionary or non-discretionary basis (depending on the program) pursuant to investment objectives chosen by the client.  The client’s Investment Advisory Representative (“IAR”) obtains the necessary financial data from the client, and assists in determining the appropriate program.   The IAR provides ongoing investment advice and management that is tailored to the individual needs of the client through a review of the profile and objectives of the client.  Depending on the program selected and the client’s profile and objectives, the types of securities that may be purchased or sold include mutual funds, ETFs (including inverse and leveraged ETFs), equities, options, fixed income securities, structured notes, interests in partnerships such as real estate, oil and gas, as well as management of variable annuity sub-accounts.  Clients generally may impose reasonable restrictions on investing in certain securities or groups of securities.

NAM receives compensation from clients through assets under management fees, administrative fees, and in some instances, hourly fees, fixed fees, performance-based fees or carried interest.  IARs receive a portion of the fees in accordance with their contract with NAM. An IAR may also be a registered representative with National Securities Corporation (“NSC”), a wholly-owned subsidiary of National and an affiliate of NAM, and therefore can establish and service brokerage accounts for NAM clients who have accounts with NSC.

Programs currently offered by NAM include: (1) The Portfolio Advisor Program, pursuant to which the IAR manages individual client accounts through various investments on a discretionary basis; (2) The Portfolio Advisor Plus Program, available to persons who may be deemed qualified clients meeting certain net worth or other criteria; (3) The Morningstar Managed Portfolios Program, a proprietary program offered through Morningstar Investment Services, Inc., consisting of multiple investment strategies with multiple portfolios intended for a range of clients based on such factors as age, financial situation, time horizon, risk tolerance and any reasonable restrictions that the client may place on the portfolio selected for its account;  (4) The Investment Advisor Program, pursuant to which the IAR provides advisory services with respect to variable annuity products, plans such as 401(k)s, 403(b)s, mutual funds, and retirement funds, as well as individually managed client accounts;  (5) financial planning, offered for a flat fee or an hourly rate; (6) discretionary management services for private funds;  (7) retirement solutions provided to plan providers, plan sponsors, and participants through various products, services and custodial platforms, including FOLIO Institutional;   (8) wrap programs, using Envestnet’s Platform; (9) a unified managed account program using Foliofn Investments, Inc.; and (10) a program utilizing the FTJ FundChoice Program in which NAM serves as the advisor for the client on a non-discretionary basis.

NAM operates its programs as directed brokerage subject to most favorable execution of client transactions.  NAM does not require a client to utilize any particular broker/custodian and currently has relationships with a number of brokers/custodians that provide brokerage, clearing and custody services to clients in the programs.  The choice of which broker/custodian to utilize is determined by the client in consultation with their IAR, and a client enters into a separate contractual relationship with the selected broker/custodian. Based on the client's selection, all transactions for such client accounts are then placed through the selected broker-dealer. NAM clients may pay ticket charges for brokerage services according to the agreement between the client and the selected custodian.

Clients may elect to use NSC as their broker-dealer for certain programs.  NSC maintains a clearing arrangement with National Financial Services (“NFS”) to execute transactions at negotiated clearing rates.   NSC receives a portion of ticket charges paid by NAM clients for trades executed through NSC.   NAM does not receive any compensation for such brokerage services.

NAM may combine multiple orders for shares of the same securities purchased for advisory accounts.   NAM then distributes a portion of the shares to participating accounts in a fair and equitable manner.  NAM does this to obtain, to the extent possible, the optimal execution for clients.  The distribution of the shares purchased is typically pro rata based on size of the orders placed for each account.  It is not based on account performance or the amount or structure of management fees.   When NAM IARs combine orders, each participating account pays an average price per share for all transactions and pays a proportionate share of all transaction costs.   Accounts owned by associated IARs may participate in block trading with client accounts; however, they will receive an allocation only after all client orders are filled.

NAM is committed to obtaining 'best execution' of client transactions.  NAM evaluates the performance of NSC and other broker-dealers used by NAM clients in executing their transactions.”

Government Regulation and Supervision, page 8

2.

We note your reference to the exemption provided by paragraph (k)(2)(ii). Your disclosure appears to claim that you are exempt from the Uniform Capital provisions (Rule 15c3-1), as opposed to the customer protection provisions (Rule 15c3-3). Please explain.

RESPONSE: The Company’s broker-dealer subsidiaries are subject to Rule 15c3-1 but are exempt from the provisions of the Rule 15c3-3 under the provisions of subsection (k)(2)(ii). In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

“Each of National Securities and vFinance Investments is subject to the provisions of Rule 15c3-1 but claim exemption provided by subsection (k)(2)(ii) as an introducing broker-dealer that clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing brokers who carry all customer accounts on a fully-disclosed basis. However, each of National Securities and vFinance are subject to the provisions of Rule 15c3-1, which, among other things, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During 2014, pursuant to a directive form FINRA, National Securities changed from using the alternative method of computing net capital to the aggregate indebtedness method. At September 30, 2014, National Securities had net capital of $8,698,839, which was $6,682,242 in excess of its required net capital of $2,016,597. At September 30, 2014, vFinance Investments had net capital of $3,242,156, which was $2,242,156 in excess of its required net capital of $1,000,000. National Securities’ and vFinance Investments’ percentage of aggregate indebtedness to net capital was 347.7% and 73.2%, respectively. Calculations of net capital and of claimed exemptions from the requirements of Rule 15c3-1 are reviewed by an independent audit firm on an annual basis. ~~Each of National Securities and vFinance Investments claims exemption from the provisions of the Rule pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.~~”

Code of Ethics and Business Conduct, page 36

3.	Please clarify where you will disclose substantive amendments to or waivers of the Code of Conduct.

RESPONSE: Any substantive amendments to or waiver of the Company’s Code of Conduct will be disclosed in a Current Report on Form 8-K. In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

“We have adopted the National Holdings Corporation Code of Ethics and Business Conduct (the “Code of Conduct”), a code of conduct that applies to our ~~directors, officers and empoyees~~ principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2003, and is publicly available on the SEC’s website at www.sec.gov. If we make any substantive amendments to the Code of Conduct or grant any waiver, including any implicit waiver from a provision of the Code of Conduct to our directors or executive officers, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K.”

~~The Company has adopted a Code of Ethics that applies to its chief executive officer, chief financial officer, and persons performing similar functions. The Code of Ethics is incorporated herein by reference.~~

”Principal Account Fees and Services, page 46

4.

We note your statement that the Audit Committee authorized management to engage EisnerAmper LLP as your independent registered accounting firm. The section entitled “Pre-Approval Policies” seems to indicate that the engagement must still be approved by the audit committee. Please provide clarification. Additionally, we note your statement that RBSM and Sherb representatives will not attend the Annual meeting. Please clarify whether EisnerAmper representatives will attend.

RESPONSE: The engagement of EisnerAmper LLP LLP as the independent audit firm was has been approved by the Audit Committee. No further approval is required. Additionally representatives of EisnerAmper LLP will not attend the 2015 Annual Meeting of Stockholders. In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

“Pre-Approval Policies. Pursuant to the rules and regulations of the SEC, before the Company’s independent public accountant is engaged to render audit or non-audit services, the engagement must be approved by the Company’s audit committee or entered into pursuant to the committee’s pre-approval policies and procedures. The policy granting pre-approval to certain specific audit and audit-related services and specifying the procedures for pre-approving other services is set forth in the Amended and Restated Charter of the Audit Committee. On June 23, 2014, the Audit Committee, after a thorough and competitive process to review the appointment of the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2014, and in accordance with its charter, authorized management to engage EisnerAmper as the Company’s independent registered accounting firm for the year ending September 30, 2014, and management engaged EisnerAmper on such date. Representatives of EisnerAmper will be invited to ~~RBSM are expected to~~ attend the 2015 Annual Meeting of Stockholders ~~Annual Meeting~~, so stockholders will ~~not~~ have any opportunity to ask EisnerAmper ~~Sherb~~ questions at such meeting.”

* * * * *

In connection with the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to contact the undersigned at (212) 417-8000, or our outside legal counsel, James Kaplan (212) 704-6044 if you have any questions or comments regarding the filing or this letter.

Very truly yours, /s/ Robert B. Fagenson Robert B. Fagenson

cc:

Robert Klein, United States Securities and Exchange Commission

Hugh West, United States Securities and Exchange Commission

Will Dorton, United Stated Securities and Exchange Commission

James Kaplan, Esq., Troutman Sanders LLP

Joseph Walsh, Esq., Troutman Sanders LLP